                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                -----------------


                                  SCHEDULE 13D
                                 (RULE 13d-101)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                               (AMENDMENT NO. __)


                                  Expedia, Inc.
                            ------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share


                     --------------------------------------
                         (Title of Class of Securities)


                                    30212510
                                 (CUSIP Number)


                                 Carla S. Newell
                        c/o Technology Crossover Ventures
                           575 High Street, Suite 400
                           Palo Alto, California 94301
                                 (650) 614-8200


         --------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:


                                  Ora T. Fisher
                                Latham & Watkins
                             135 Commonwealth Drive
                          Menlo Park, California 94025
                                 (650) 463-2600


                                  June 25, 2000
         --------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)

                              (Page 1 of 21 Pages)

                                  SCHEDULE 13D
--------------------                                        --------------------
 CUSIP No. 30212510                                          Page 2 of 21 Pages
--------------------                                        --------------------

  (1)     Name of Reporting Person

               TCV IV, L.P.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO
          ---------------------------------------------------------------------

  (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      -0- SHARES OF COMMON STOCK
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               -0- SHARES OF COMMON STOCK
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                           [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

               0%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               PN
          ---------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------                                        --------------------
 CUSIP No. 30212510                                          Page 3 of 21 Pages
--------------------                                        --------------------

  (1)     Name of Reporting Person

               TCV IV STRATEGIC PARTNERS, L.P.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO
          ---------------------------------------------------------------------

  (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      -0- SHARES OF COMMON STOCK
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               -0- SHARES OF COMMON STOCK
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

               0%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               PN
          ---------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------                                        --------------------
 CUSIP No. 30212510                                          Page 4 of 21 Pages
--------------------                                        --------------------

  (1)     Name of Reporting Person

               TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO
          ---------------------------------------------------------------------

  (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      -0- SHARES OF COMMON STOCK
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               -0- SHARES OF COMMON STOCK
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

               0%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               OO
          ---------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------                                        --------------------
 CUSIP No. 30212510                                          Page 5 of 21 Pages
--------------------                                        --------------------

  (1)     Name of Reporting Person

               TCV III (GP)
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

               OO
          ---------------------------------------------------------------------

  (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      3,654 SHARES OF COMMON STOCK(A)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     3,235 SHARES OF COMMON STOCK (EXCLUDES 419
                                 ESCROWED SHARES)(A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               3,654 SHARES OF COMMON STOCK(A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)


               LESS THAN 0.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               PN
          ---------------------------------------------------------------------


---------------
(A) Please see Item 5.

                                  SCHEDULE 13D
--------------------                                        --------------------
 CUSIP No. 30212510                                          Page 6 of 21 Pages
--------------------                                        --------------------

  (1)     Name of Reporting Person

               TCV III, L.P.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

               OO
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      17,358 SHARES OF COMMON STOCK(A)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     15,368 SHARES OF COMMON STOCK (EXCLUDES 1,990
                                 ESCROWED SHARES)(A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               17,358 SHARES OF COMMON STOCK(A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)


               LESS THAN 0.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               PN
          ---------------------------------------------------------------------


---------------
(A) Please see Item 5.

                                  SCHEDULE 13D
--------------------                                        --------------------
 CUSIP No. 30212510                                          Page 7 of 21 Pages
--------------------                                        --------------------

  (1)     Name of Reporting Person

               TCV III (Q), L.P.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

               OO
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      461,346 SHARES OF COMMON STOCK(A)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     408,452 SHARES OF COMMON STOCK (EXCLUDES
                                 52,894 ESCROWED SHARES)(A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               461,346 SHARES OF COMMON STOCK(A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)


               1.0%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               PN
          ---------------------------------------------------------------------


---------------
(A) Please see Item 5.

                                  SCHEDULE 13D
--------------------                                        --------------------
 CUSIP No. 30212510                                          Page 8 of 21 Pages
--------------------                                        --------------------

  (1)     Name of Reporting Person

               TCV III STRATEGIC PARTNERS, L.P.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

               OO
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      20,892 SHARES OF COMMON STOCK(A)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     18,497 SHARES OF COMMON STOCK (EXCLUDES 2,395
                                 ESCROWED SHARES)(A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               20,892 SHARES OF COMMON STOCK(A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)


               LESS THAN 0.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               PN
          ---------------------------------------------------------------------


---------------
(A) Please see Item 5.

                                  SCHEDULE 13D
--------------------                                        --------------------
 CUSIP No. 30212510                                          Page 9 of 21 Pages
--------------------                                        --------------------

  (1)     Name of Reporting Person

               TECHNOLOGY CROSSOVER MANAGEMENT III, L.L.C.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

               OO
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      503,250 SHARES OF COMMON STOCK(A)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     445,552 SHARES OF COMMON STOCK (EXCLUDES
                                 57,698 ESCROWED SHARES)(A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               503,250 SHARES OF COMMON STOCK(A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)


               1.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               OO
          ---------------------------------------------------------------------


---------------
(A) Please see Item 5.

                                  SCHEDULE 13D
--------------------                                        --------------------
 CUSIP No. 30212510                                          Page 10 of 21 Pages
--------------------                                        --------------------

  (1)     Name of Reporting Person

               JAY C. HOAG
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

               AF,OO
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      -0- SHARES OF COMMON STOCK(A)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       503,250 SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     445,552 SHARES OF COMMON STOCK (EXCLUDES
                                 57,698 ESCROWED SHARES)(A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               503,250 SHARES OF COMMON STOCK(A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)


               1.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               IN
          ---------------------------------------------------------------------


---------------
(A) Please see Item 5.

                                  SCHEDULE 13D
--------------------                                        --------------------
 CUSIP No. 30212510                                          Page 11 of 21 Pages
--------------------                                        --------------------

  (1)     Name of Reporting Person

               RICHARD H. KIMBALL
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

               AF,OO
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      -0- SHARES OF COMMON STOCK
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       503,250 SHARES OF COMMON STOCK(A)
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     445,552 SHARES OF COMMON STOCK (EXCLUDES
                                 57,698 ESCROWED SHARES)(A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               503,250 SHARES OF COMMON STOCK(A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)


               1.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               IN
          ---------------------------------------------------------------------


---------------
(A) Please see Item 5.

Item 1.  Security and Issuer.

               This statement relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of Expedia, Inc., a Washington corporation ("Expedia" or the "Company"). The Company's principal executive offices are located at 13810 SE Eastgate Way, Suite 400, Bellevue, Washington 98005.


Item 2.  Identity and Background.

               (a)-(c), (f). This statement is being filed by (1) TCV IV, L.P., a Delaware limited partnership ("TCV IV"), (2) TCV IV Strategic Partners, L.P., a Delaware limited partnership ("Strategic Partners IV"), (3) Technology Crossover Management IV, L.L.C., a Delaware limited liability company ("Management IV"), (4) TCV III (GP), a Delaware general partnership ("TCV III
(GP)"), (5) TCV III, L.P., a Delaware limited partnership ("TCV III"), (6) TCV III (Q), L.P., a Delaware limited partnership ("TCV III (Q)"), (7) TCV III Strategic Partners, L.P., a Delaware limited partnership ("Strategic Partners III"), (8) Technology Crossover Management III, a Delaware limited liability company ("Management III"), (9) Jay C. Hoag ("Mr. Hoag") and (10) Richard H. Kimball ("Mr. Kimball"). TCV IV, Strategic Partners IV, Management IV, TCV III
(GP), TCV III, TCV III (Q), Strategic Partners III, Management III, Mr. Hoag and Mr. Kimball are sometimes collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

               TCV IV, Strategic Partners IV, Management IV, TCV III (GP), TCV III, TCV III (Q), Strategic Partners III and Management III are each principally engaged in the business of investing in securities of the Company and other companies. Management IV is the general partner of TCV IV and Strategic Partners
IV. Management III is the general partner of TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III. The address of the principal business and office of each of TCV IV, Strategic Partners IV, Management IV, TCV III (GP), TCV III, TCV III (Q), Strategic Partners III and Management III is 575 High Street, Suite 400, Palo Alto, California 94301.

               Mr. Hoag and Mr. Kimball are the managing members of Management IV and Management III. Mr. Hoag and Mr. Kimball are each United States citizens, and the present principal occupation or employment of each is as a managing member of Management IV, Management III and related entities. The business address of each of Mr. Hoag and Mr. Kimball is 575 High Street, Suite 400, Palo Alto, California 94301.

               (d), (e). During the last five years, none of TCV IV, Strategic Partners IV, Management IV, TCV III (GP), TCV III, TCV III (Q), Strategic Partners III, Management III, Mr. Hoag or Mr. Kimball has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

               Pursuant to the terms of a Common Stock Purchase Agreement dated June 25, 2000 (the "Purchase Agreement") by and among Expedia, on the one hand, and TCV IV and Strategic Partners IV (the "Investors"), on the other hand, Expedia agreed to issue and sell, and TCV IV and Strategic Partners IV agreed to purchase, 2,903,042 and 108,251 shares, respectively, of the Company's Common Stock (the "Shares"), at a price of $16.604167 per share of Common Stock. Pursuant to the Purchase Agreement, Expedia also agreed to issue to TCV IV and Strategic Partners IV warrants (each, a "Warrant" and collectively, the "Warrants"), at a price of $.01 per underlying share to purchase 580,609 and 21,650 shares, respectively, of Common Stock at a per share exercise price of $16.604167. In consideration for the Shares and Warrants, TCV IV and Strategic Partners IV will pay the Company $48,208,400.27 and $1,797,634.18, respectively.

               The source of funds for the acquisition of the Shares and Warrants by TCV IV and Strategic Partners IV will be capital contributions from their respective partners.

               The Purchase Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein.

               Pursuant to the terms of an Agreement and Plan of Reorganization dated January 30, 2000 (the "Merger Agreement") by and among Expedia, VacationSub, Inc. (a wholly-owned subsidiary of Expedia), VacationSpot.com, Inc., Steven D. Murch and Greg Slyngstad, Expedia agreed to issue .1548 shares of Common Stock for each share of preferred stock and common stock of VacationSpot.com, Inc. upon the closing of a merger between VacationSub, Inc. and VacationSpot,com, Inc. As a result of the VacationSpot.com merger, which closed March 17, 2000, TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III became entitled to receive 3,654, 17,358, 461,346 and 20,892 shares of Common Stock, respectively, or an aggregate of 503,250 shares (the "Merger Shares"), in exchange for an aggregate of 3,250,000 shares of preferred stock of VacationSpot.com, Inc. A portion of the Merger Shares (the "Escrowed Shares") were pledged to ChaseMellon Shareholder Services, LLC, as custodian, to secure the indemnification obligations of the VacationSpot.com, Inc. stockholders pursuant to an Escrow Agreement dated March 17, 2000 (the "Escrow Agreement") among Expedia, ChaseMellon Shareholder Services, LLC, VacationSpot.com, Inc., the stockholders of VacationSpot.com, Inc. and Carla S. Newell as the representative of the stockholders.

               The source of funds for the acquisition of the Merger Shares by TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III was the shares of preferred stock of VacationSpot.com, Inc. held by each such Reporting Person.

               The Merger Agreement and the Escrow Agreement are attached hereto as Exhibit 5 and Exhibit 6, respectively, and are incorporated by reference herein.

Item 4.  Purpose of Transaction.

Purchase Agreement

               The Investors have agreed to purchase, and the Company has agreed to sell, the Shares and Warrants pursuant to the Purchase Agreement. The closing of the sale of the Shares and Warrants is subject to customary closing conditions, including the termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended. In addition, as a condition to the closing, Mr. Hoag must be appointed to the Company's Board of Directors. It is anticipated that the closing will occur in July 2000 (the "Closing Date").

               Expedia has agreed to nominate Mr. Hoag or cause him to be nominated to Expedia's Board of Directors for as long as TCV IV and Strategic Partners IV continue to own 2,000,000 of the Shares or shares acquired upon exercise of the Warrants.

Registration Rights Agreement

               Pursuant to the Purchase Agreement, the Company, TCV IV and Strategic Partners IV have agreed to enter into a Registration Rights Agreement to be dated the Closing Date.

               Pursuant to the Registration Rights Agreement, the Company has agreed to register the Shares of Common Stock issuable upon conversion of the Shares and upon exercise of the Warrants, subject to certain exceptions. The Company is obligated to pay all expenses incurred in connection with such registrations (other than brokers' fees, underwriting discounts and commissions, investment banking fees applicable to the Investors' securities and Investors' legal fees, which will be borne by the Investors). The Company has agreed to indemnify the Investors and related persons against certain liabilities under the securities laws in connection with the sale of securities under such registrations.

               A copy of the Registration Rights Agreement is attached hereto as
Exhibit 4 and is incorporated by reference herein.

Warrants

               The Warrants represent the right to purchase shares of the Company's Common Stock at an exercise price of $16.604167 per share. Payment of the exercise price may be made in cash, or through the surrender of Common Stock underlying Warrants with a fair market value equal to the exercise price of the Warrants being exercised (otherwise known as net exercise). The exercise price and the number of shares issuable upon exercise of the Warrants is subject to anti-dilution adjustment under certain circumstances as set forth in the Warrants.

               A copy of the form of Warrant to be issued to the Investors is attached hereto as Exhibit 3 and is incorporated by reference herein.

               The Reporting Persons acquired the Merger Shares and intend to acquire the Shares and Warrants for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, exercise all or a portion of the Warrants and may acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the Shares, Merger Shares, Warrants and/or Common Stock issued upon exercise of the Warrants in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

               Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

               (a), (b). As of the close of business on June 25, 2000, TCV III
(GP), TCV III, TCV III (Q) and Strategic Partners III owned directly the 503,250 Merger Shares, of which 57,698 are Escrowed Shares as follows:

-------------------------------------------------------------------------------------------------
Name of Investor                 Number of Total Shares      Percentage of Outstanding Shares
                                  (Including Escrowed         (Including Escrowed Shares)(a)
                                         Shares)
-------------------------------------------------------------------------------------------------

TCV III (GP)                               3,654                       less than 0.1%
-------------------------------------------------------------------------------------------------

TCV III                                   17,358                       less than 0.1%
-------------------------------------------------------------------------------------------------

TCV III (Q)                              461,346                            1.0%
-------------------------------------------------------------------------------------------------

Strategic Partners III                    20,892                       less than 0.1%
-------------------------------------------------------------------------------------------------

(a) Based on 44,331,000 shares of Common Stock outstanding as of March 31, 2000.

               Each of TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III has the sole power to dispose or direct the disposition of the Merger Shares (other than the Escrowed Shares) and to direct the vote of the Merger Shares. Upon the release of the Escrowed Shares, and subject thereto, each of TCV III
(GP), TCV III, TCV III (Q) and Strategic Partners III will have the sole power to dispose or direct the disposition of any such Merger Shares released from the escrow.

               Management III is the sole general partner of each of TCV III
(GP), TCV III, TCV III (Q) and Strategic Partners III and in such capacity may be deemed to have the sole power to dispose or direct the disposition of the Merger Shares held by such entities (other than such shares as are pledged under the Escrow Agreement) and to direct the vote of the Merger Shares. Upon the release of the Escrowed Shares, and subject thereto, Management III may be deemed to have the sole power to dispose or direct the disposition of any such Merger Shares released from the escrow. Management III disclaims beneficial ownership of the securities owned by TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III except to the extent of its pecuniary interest therein.

               Messrs. Hoag and Kimball are the managing members of Management
III. Under the operating agreement of Management III, each of Messrs. Hoag and Kimball have the independent power to cause the funds managed by Management III to buy and sell securities of publicly traded portfolio companies, however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, each of Messrs. Hoag and Kimball may be deemed to each have the sole power to dispose or direct the disposition of the Merger Shares held by TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III (other than the Escrowed Shares) and the shared power to direct the vote of the Merger Shares. Upon the release of the Escrowed Shares, and subject thereto, each of Messrs. Hoag and Kimball may be deemed to have the sole power to dispose or direct the disposition of any such Merger Shares released from the escrow. Messrs. Hoag and Kimball disclaim beneficial ownership of the securities owned by TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III except to the extent of their pecuniary interest therein.

               Pursuant to the Purchase Agreement, the Investors have agreed to purchase from the Company, and the Company has agreed to issue and sell to the Investors, an aggregate of 3,011,293 shares of Common Stock, representing approximately 6.4% of the shares of Common Stock outstanding (based upon the 44,331,000 shares outstanding as of March 31, 2000). Also pursuant to the Purchase Agreement, the Investors have agreed to purchase from the Company, and the Company has agreed to issue and sell to the Investors, Warrants to purchase an aggregate of 602,259 shares of Common Stock (the "Warrant Shares"), representing approximately 1.3% of the shares of Common Stock outstanding (assuming exercise of the Warrants and based upon the 44,331,000 shares outstanding as of March 31, 2000). Assuming exercise of the Warrants, the Shares and Warrant Shares would represent, in the aggregate, approximately 7.5% of the shares of Common Stock outstanding (assuming exercise of the Warrants and based upon the 44,331,000 shares outstanding as of March 31, 2000).

               On and after the Closing Date, each of TCV IV and Strategic Partners IV will have the sole power to dispose or direct the disposition of its respective Shares and Warrants which it would hold directly or the Warrant Shares. On and after the Closing Date, each of TCV IV and Strategic Partners IV will have the sole power to vote or direct the vote of its respective Shares, but will not have the power to vote or direct the vote of any of the Warrant Shares prior to the receipt of such shares of Common Stock upon exercise of such Warrants.

               Management IV is the sole general partner of TCV IV and Strategic Partners IV and in such capacity may be deemed to have the sole power to dispose or direct the disposition of the Shares and Warrants that TCV IV and Strategic Partners IV would hold on and after the Closing Date, and Warrant Shares which TCV IV and Strategic Partners IV would hold upon exercise of such Warrants, and to vote or direct the vote of the Shares and upon exercise, the

Warrant Shares. Management IV disclaims beneficial ownership of the securities owned by TCV IV and Strategic Partners IV except to the extent of its pecuniary interest therein.

               Messrs. Hoag and Kimball are the managing members of Management
IV. Under the operating agreement of Management IV, each of Messrs. Hoag and Kimball have the independent power to cause the funds managed by Management IV to buy and sell securities of publicly traded portfolio companies, however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, each of Messrs. Hoag and Kimball may be deemed to have the sole power to dispose or direct the disposition of the Shares and Warrants which TCV IV and Strategic Partners IV would hold on and after the Closing Date, and Warrant Shares which TCV IV and Strategic Partners IV would own upon exercise of such Warrants, and may be deemed to have the shared power to vote or direct the vote of the Shares and upon exercise, such Warrant Shares. Messrs. Hoag and Kimball disclaim beneficial ownership of the securities owned by TCV IV and Strategic Partners IV except to the extent of their pecuniary interest therein.

               The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in Expedia but do not affirm the existence of any such group.

                Except as set forth in this Item 5(a) - (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.

               (c). Except as set forth herein, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

               (d).  Not applicable.

               (e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Item 4 above summarizes certain provisions of the Purchase Agreement, the Registration Rights Agreement and the Warrants. A copy of the Purchase Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein. A copy of the form of Warrant is attached hereto as Exhibit 3 and is incorporated by reference herein. A copy of the Registration Rights Agreement is attached hereto as Exhibit 4 and is incorporated by reference herein.

Merger Agreement

               Pursuant to the Merger Agreement, upon the closing of the merger of VacationSub, Inc. (a wholly-owned subsidiary of Expedia) and VacationSpot.com, Inc., effective March 17, 2000, Expedia issued the Merger Shares to TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III in exchange for their shares of preferred stock of VacationSpot.com, Inc. Expedia is obligated to file a registration statement with the Securities and Exchange Commission to register the Merger Shares under certain circumstances. A copy of the Merger Agreement is attached hereto as Exhibit 5 and incorporated herein by reference. Expedia's obligation to so register the Merger Shares contained in the Merger Agreement is also incorporated into each Investment Agreement dated March 17, 2000 ("Investment Agreement") between Expedia and each stockholder of VacationSpot.com, Inc. A form of the Investment Agreement is attached hereto as Exhibit 7 and incorporated herein by reference.

Escrow Agreement

               Pursuant to the Escrow Agreement, the former stockholders of VacationSpot.com, Inc. pledged the Escrowed Shares to ChaseMellon Shareholder Services, LLC, to secure claims by Expedia for indemnification under the Merger Agreement. While the Escrowed Shares remain in escrow, TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III retain their right to vote the Escrowed Shares, but they do not have the power to dispose of such Merger Shares. A copy of the Escrow Agreement is attached hereto as Exhibit 6 and incorporated herein by reference.

               Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Expedia, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

               Exhibit 1     Joint Filing Agreement.

               Exhibit 2 Common Stock Purchase Agreement, dated June 25, 2000, among Expedia, Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P.

               Exhibit 3 Form of Warrant to Purchase Common Stock of Expedia, Inc., to be issued to TCV IV, L.P. and TCV IV Strategic Partners, L.P. on the Closing Date.

               Exhibit 4 Registration Rights Agreement, to be dated the Closing Date, among Expedia, Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P.

               Exhibit 5 Agreement and Plan of Reorganization by and among Expedia, Inc., VacationSub, Inc., VacationSpot.com, Inc., Steven D. Murch and Greg Slyngstad dated January 30, 2000 (incorporated by reference from
                             Exhibit 2.2 of Expedia's Form 8-K dated March 17,
                             2000).

               Exhibit 6 Escrow Agreement among Expedia, ChaseMellon Shareholder Services, LLC, Carla S. Newell, TCV III
                             (GP), TCV III, TCV III (Q), Strategic Partners III and the other parties thereto, dated March 17, 2000.

               Exhibit 7 Form of Investment Agreement between Expedia, Inc. and a stockholder of VacationSpot.com, Inc.

               Exhibit 8 Statement Appointing Designated Filer and Authorized Signatories dated February 22, 2000 (incorporated by reference from Exhibit E to the Schedule 13G relating to the common stock of eLoyalty Corporation filed on June 5, 2000).

               Exhibit 9 Statement Appointing Designated Filer and Authorized Signatories dated June 1, 2000 (incorporated by reference from Exhibit F to the Schedule 13G relating to the common stock of eLoyalty Corporation filed on June 5, 2000).

                                    SIGNATURE

               After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 3, 2000

                                            TCV IV, L.P.


                                            By: /s/ Carla S. Newell
                                               ---------------------------------
                                            Name: Carla S. Newell
                                            Its:  Authorized Signatory


                                            TCV IV STRATEGIC PARTNERS, L.P.


                                            By: /s/ Carla S. Newell
                                               ---------------------------------
                                            Name: Carla S. Newell
                                            Its:  Authorized Signatory


                                            TECHNOLOGY CROSSOVER
                                            MANAGEMENT IV, L.L.C.


                                            By: /s/ Carla S. Newell
                                               ---------------------------------
                                            Name: Carla S. Newell
                                            Its:  Authorized Signatory


                                            TCV III (GP)


                                            By: /s/ Carla S. Newell
                                               ---------------------------------
                                            Name: Carla S. Newell
                                            Its:  Authorized Signatory


                                            TCV III, L.P.


                                            By: /s/ Carla S. Newell
                                               ---------------------------------
                                            Name: Carla S. Newell
                                            Its:  Authorized Signatory

                                     TCV III (Q), L.P.


                                     By: /s/ Carla S. Newell
                                        ----------------------------------------
                                     Name: Carla S. Newell
                                     Its:  Authorized Signatory


                                     TCV III STRATEGIC PARTNERS, L.P.


                                     By: /s/ Carla S. Newell
                                        ----------------------------------------
                                     Name: Carla S. Newell
                                     Its:  Authorized Signatory


                                     TECHNOLOGY CROSSOVER
                                     MANAGEMENT III, L.L.C.


                                     By: /s/ Carla S. Newell
                                        ----------------------------------------
                                     Name: Carla S. Newell
                                     Its:  Authorized Signatory


                                     JAY C. HOAG


                                     /s/ Carla S. Newell
                                     ------------------------------------------
                                     By:  Carla S. Newell, Authorized Signatory


                                     RICHARD H. KIMBALL


                                     /s/ Carla S. Newell
                                     -------------------------------------------
                                     By:  Carla S. Newell, Authorized Signatory

                             EXHIBIT INDEX

Exhibit 1     Joint Filing Agreement.

Exhibit 2 Common Stock Purchase Agreement, dated June 25, 2000, among Expedia, Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P.

Exhibit 3 Form of Warrant to Purchase Common Stock of Expedia, Inc., to be issued to TCV IV, L.P. and TCV IV Strategic Partners, L.P. on the Closing Date.

Exhibit 4 Registration Rights Agreement, to be dated the Closing Date, among Expedia, Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P.

Exhibit 5 Agreement and Plan of Reorganization by and among Expedia, Inc., VacationSub, Inc., VacationSpot.com, Inc., Steven D. Murch and Greg Slyngstad dated January 30, 2000 (incorporated by reference from Exhibit 2.2 of Expedia's Form 8-K dated March 17, 2000).

Exhibit 6 Escrow Agreement among Expedia, ChaseMellon Shareholder Services, LLC, Carla S. Newell, TCV III (GP), TCV III, TCV III (Q), Strategic Partners III and the other parties thereto, dated March 17, 2000.

Exhibit 7 Form of Investment Agreement between Expedia, Inc. and a stockholder of VacationSpot.com, Inc.

Exhibit 8 Statement Appointing Designated Filer and Authorized Signatories dated February 22, 2000 (incorporated by reference from Exhibit E to the Schedule 13G relating to the common stock of eLoyalty Corporation filed on June 5, 2000).

Exhibit 9 Statement Appointing Designated Filer and Authorized Signatories dated June 1, 2000 (incorporated by reference from Exhibit F to the Schedule 13G relating to the common stock of eLoyalty Corporation filed on June 5, 2000).